First Amended Schedule A
To the
Transfer Agency and Shareholder Services Agreement

This First Amended Schedule A, dated December 13, 2015, modifies the Transfer Agency and Shareholder Services Agreement, dated August 19, 2015, between Ultimus Managers Trust, on behalf of the Funds listed below, and Ultimus Fund Solutions, LLC.

FUND PORTFOLIOS

Alambic Small Cap Value Plus Fund
Alambic Small Cap Growth Plus Fund